NEWS RELEASE

Trading Symbol: TSX/NYSE American: SVM

Silvercorp Publishes Fiscal 2026 Sustainability Report

VANCOUVER, British Columbia - August 31, 2026 - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX/NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for the year ended March 31, 2026 ("Fiscal 2026"), detailing the Company's environmental, social, and governance ("ESG") commitments, performance, and targets.

"In Fiscal 2026, Silvercorp expanded its geographic footprint with the addition of the Tulkubash and Kyzyltash gold projects in Kyrgyzstan. As we advance these projects, we are committed to continually strengthening our responsible mining practices and governance standards across our growing global portfolio," said Dr. Rui Feng, Chair and CEO of Silvercorp. "This year's report outlines the progress we have made in integrating sustainability considerations into our corporate strategy, operational decision-making, and risk management, while strengthening accountability, transparency, and long-term value creation for our stakeholders."

Highlights of Silvercorp's Fiscal 2026 Sustainability Report

Environment

  Reduced freshwater withdrawal intensity by 46% from our 2020 baseline
  Invested $3.7 million in environmental protection, a 64% increase over Fiscal 2025
  Recorded zero significant environmental incidents

Social

  Delivered more than 25,000 hours of production safety training, a 34% increase over the previous year
  Invested $3.2 million in local community initiatives, a 134% increase over the previous year
  Achieved a 72% local employment rate across global operations, a 10% increase over the previous year

Governance

  Conducted 87 compliance training sessions, with 6,008 participations and an average of 3.28 training hours per person
  Strengthened governance through the addition of two new corporate policies: the Waste and Emissions Management Policy and the Information Security Management Policy

Reporting Frameworks

The report has been prepared with reference to the Global Reporting Initiative (GRI) Standards, the United Nations Sustainable Development Goals (SDGs), the relevant aspects of the Task Force on Climate-Related Financial Disclosures (TCFD), the Global Industry Standard on Tailings by the International Council on Mining and Metals (ICMM), and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

The full 2026 Sustainability Report is available for download at www.silvercorpmetals.com, along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/reporting/.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver, President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER ‐ FORWARD‐LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the "forward‐looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward‐looking statements") relating to, among other things statements regarding the Company's ESG target; the strength of the Company's mining practice and governance standards as it advances it projects in the Kyrgyz Republic. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan;  ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus Mining Corporation and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company's investment in New Pacific Metals Corp. and Auro Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings,  including Silvercorp's Annual Information Form, which are available under its the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.